EXHIBIT 5

OPINION OF KEATING, MUETHING & KLEKAMP, P.L.L.

December 14, 2001

Direct Dial: (513) 579-6560
FACSIMILE (513) 579-6956
E-Mai Email: rcoletti@KMKlaw.com

Ladies and Gentlemen:

        This firm is general counsel to Meridian Bioscience, Inc. and as such, we are familiar with Meridian’s Articles of Incorporation, Code of Regulations and corporate proceedings generally. We have reviewed the corporate records as to the amendment of the Amended and Restated 1996 Stock Option Plan, pursuant to which a total of 500,000 additional shares of Common Stock may be issued to employees of Meridian upon exercise of options granted to them. Based solely upon such examination, we are of the opinion that:

        1.     Meridian is a duly organized and validly existing corporation under the laws of the State of Ohio; and

        2.     Meridian has taken all necessary and required corporate actions in connection with the proposed issuance of up to an additional 500,000 shares of Common Stock pursuant to the Plan, and the Common Stock, when issued and delivered, will be validly issued, fully paid and non-assessable shares of Common Stock of Meridian free of any claim of pre-emptive rights.

        We hereby consent to be named in the Registration Statement and the Prospectus part thereof as the attorneys who have passed upon legal matters in connection with the issuance of the aforesaid Common Stock and to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours, KEATING, MUETHING & KLEKAMP, P.L.L. By: /s/Robert E. Coletti Robert E. Coletti